BLADEX HALF-YEAR 2014 NET INCOME TOTALED $44.2 MILLION, OR $1.14 PER SHARE (+16% YoY). SECOND QUARTER 2014 NET INCOME REACHED $20.7 MILLION (-5% YoY; -12% QoQ).

PANAMA CITY, July 23, 2014 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based supranational bank established by the central banks of Latin-American and Caribbean countries to promote foreign trade finance and economic integration in the Region, today announced its results for the second quarter and the first six months ended June 30, 2014.

Second Quarter and Six Months 2014 Highlights

Reported results:

•	Bladex’s 6M14 Net Income totaled $44.2 million (+16% YoY). Second quarter 2014 Net Income reached $20.7 million (-12% QoQ), as incremental revenues from Commercial Portfolio balances growth were offset by a volume-driven increase in provisions for credit losses, and adverse non-core results.
•	Net interest income reached $66.0 million in the first 6M14 (+$10.6 million, or +19% YoY) and $33.9 million in the 2Q14 (+15% YoY; +6% QoQ) on average commercial portfolio growth and increased net interest spreads (“NIS”).
•	Fees and commissions amounted to $8.5 million in the first 6M14 (+$3.2 million, or +62% YoY) as the bank´s syndication business and average contingency balances expanded. 2Q14 fee income reached $4.2 million (+48% YoY; -2% QoQ).

Key performance metrics:

•	Net interest margin (“NIM”) increased 14 bps YoY to 1.81% in the first 6M14. 2Q14 NIM reached 1.84% (+12 bps YoY; +5 bps QoQ) on higher earning-assets yields from increased average portfolio balances and lower average funding costs, while NIS improved to 1.65% (+20 bps YoY) and 1.67% (+16 bps YoY; +5 bps QoQ), respectively.
•	6M14 annualized return on average equity (“ROAE”) reached 10.1% versus 9.1% in the 6M13, while Business ROAE, which excludes non-core results, stood at 10.7%, versus 8.5% in 6M13.
•	The year-to-date 2014 Business Efficiency Ratio improved to 34% (-6 pts. YoY), and 32% in the 2Q14 (-4 pts. YoY; -3 pts. QoQ).

Credit Growth & Quality:

•	Commercial Portfolio balances amounted to $6.9 billion as of June 30, 2014 (+4% QoQ and YoY). Average Commercial Portfolio balances reached $6.8 billion in the first 6M14 (+12% YoY), and $6.9 billion in 2Q14 (+12% YoY; +5% QoQ).
•	Credit quality remained sound at 0.06% of non-accrual loans to total loan portfolio balances. The ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 1.18% as of June 30, 2014, same as the previous quarter.

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	6M14	6M13	2Q14	1Q14	2Q13
Key Income Statement Highlights
Operating revenues	$73.7	$70.0	$37.2	$36.5	$39.9
Operating expenses	$(26.4)	$(27.8)	$(12.9)	$(13.5)	$(14.3)
Business Net Income (1)	$47.0	$35.3	$22.9	$24.0	$19.5
Non-Core Items (2)	$(2.8)	$2.7	$(2.2)	$(0.5)	$2.2
Net Income attributable to Bladex Stockholders (3)	$44.2	$38.0	$20.7	$23.5	$21.7
Profitability Ratios
Earnings per Share ("EPS") (4)	$1.14	$0.99	$0.54	$0.61	$0.57
Return on Average Equity (“ROAE”)	10.1%	9.1%	9.3%	10.9%	10.3%
Business ROAE (5)	10.7%	8.5%	10.3%	11.2%	9.3%
Business Return on Average Assets	1.3%	1.1%	1.2%	1.3%	1.1%
Net Interest Margin ("NIM")	1.81%	1.67%	1.84%	1.79%	1.72%
Net Interest Spread ("NIS")	1.65%	1.45%	1.67%	1.62%	1.51%
Business Efficiency Ratio (6)	34%	40%	32%	35%	36%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$6,901	$6,657	$6,901	$6,610	$6,657
Treasury Portfolio	$376	$366	$376	$353	$366
Tier 1 Capital Ratio (7)	15.2%	15.9%	15.2%	16.4%	15.9%
Leverage (times) (8)	8.6	8.6	8.6	8.1	8.6
Liquid Assets / Total Assets (9)	9.6%	8.4%	9.6%	8.0%	8.4%
Non-Accruing Loans to Total Loans, net of discounts	0.06%	0.00%	0.06%	0.05%	0.00%
Allowance for Credit Losses to Commercial Portfolio	1.18%	1.21%	1.18%	1.18%	1.21%

CEO's Comments

Mr. Rubens V. Amaral, Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s Second Quarter 2014 results: “Bladex continues to make further headway towards achieving core growth and profitability targets for 2014. The Commercial Portfolio grew strongly as the result of both the Bank´s effective positioning in markets across the Region, and solid underlying credit demand from corporations and financial institutions. The portfolio growth was accompanied by a commensurate increase in reserve levels, while maintaining credit quality at very high levels. Importantly, this accelerated growth momentum, while achieved in a highly competitive market environment, did not come at the expense of margin evolution, which continued its positive trend. Lending margins remained stable, while funding costs continued to decrease as we took advantage of highly liquid markets in search of solid, well diversified risk. Our fee generation activities continued to make progress towards becoming more diversified, dependable and consistent drivers of revenues for the Bank. The growth and diversification of our business is being achieved with a strong emphasis on the efficient use of available resources, and judicious cost management as operating expenses remain well controlled. Non-core results, essentially from our participation in the investment funds, were not helpful this quarter; however, the Bank made another significant step towards exiting this exposure by making a substantial redemption, and by deconsolidating its investment during the quarter,” Mr. Amaral concluded.

2

RECENT EVENTS

▪	New bond issuance in Mexico: On July 15, 2014, the Bank issued “certificados bursátiles” in the Mexican capital markets, in the amount of 2.0 billion Mexican Pesos. The Notes have a three-and-a-half-year tenor. The transaction was widely oversubscribed. Funds will be used to expand the Bank’s lending portfolio in Mexico, and elsewhere.

▪	Quarterly dividend payment: At the Board of Director’s meeting held July 14, 2014, the Bank’s Board approved a quarterly common dividend of $0.35 per share corresponding to the second quarter 2014. The dividend will be paid on August 5, 2014, to stockholders registered as of July 28, 2014.

▪	Ratings affirmed: On July 3, 2014, Standard & Poor’s affirmed the Bank’s credit rating at BBB/A-2; with a “Stable” Outlook.

▪	Closing of three and a half years Global Syndicated Loan: On May 7, 2014, the Bank announced the successful closing of a US$250 million three and a half year syndicated loan structured and placed globally through Bank of Tokyo Mitsubishi UFJ and Standard Chartered Bank. This transaction represented another successful global syndication which enhances the diversification of the Bank’s financing sources.

▪	Deconsolidated participation in Feeder Fund: Effective April 1, 2014, the first anniversary of its sale of the former Asset Management Unit, the Bank exercised its rights to redeem $13.9 million, bringing its participation in the Feeder Fund to 49.6%. Consequently, the Bank deconsolidated said participation in its financial statements during the second quarter of 2014.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Business Net Income refers to Net income or loss attributable to Bladex Stockholders, deducting non-core items.

(2)	Non-Core Items includes: net results from the participations in the investment funds (net interest income, net gain (loss) from investment funds, and expenses from investment funds), net results from discontinued operations, and net income (loss) attributable to the redeemable non-controlling interest.

3

(3)	Net income or loss attributable to Bladex Stockholders (“Net Income”, or “Net Loss”).

(4)	Earnings per Share (“EPS”) calculations are based on the average number of shares outstanding during each period.

(5)	Business ROAE: Annualized Business Net Income divided by average stockholders’ equity.

(6)	Business Efficiency Ratio refers to consolidated operating expenses excluding expenses from the investment funds, as a percentage of net operating revenues excluding the net interest income from the investment funds and the net income (loss) from investment funds.

(7)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(8)	Leverage corresponds to assets divided by stockholders’ equity.

(9)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a Panama-based supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX). In 2014, Bladex is celebrating the 35th anniversary of commencement of operations.

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank has offices in Argentina, Brazil, Colombia, Mexico, Panama, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through June 30, 2014, Bladex had disbursed accumulated credits of approximately $212 billion.

4

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, July 24, 2014 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and download on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 71995131.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

5